Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Update on cyber security attack on Sibanye-Stillwater's global operations

Johannesburg, 25 July 2024: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) updates stakeholders regarding the cyber-attack which affected its IT systems globally (as announced on 11 July 2024).

Due to the cyber-attack, which remains under investigation, we further enhanced our IT security and implemented a phased system start-up approach to ensure the protection of our environment, enabling mining and extraction operations to continue globally with minimal disruption. The Columbus metallurgical complex at the US PGM operations has however experienced some short-term operational delays, due to IT outages affecting the smelting of underground concentrate and the recycling of spent autocatalysts, but is expected to quickly resume full operations, with accumulated stockpiles expected to be processed in due course.

Although the cyber-attack has had limited impact on our core operations, it caused temporary system outages which resulted in the implementation of back-up manual processes on certain systems at the operations. The Group's systems are largely now restored, however, the publication of Group operating and financial results for the period ended 30 June 2024 (H1 2024), will be delayed, and the announcement and presentation have been rescheduled to Thursday, 12 September 2024.

Neal Froneman, CEO of Sibanye-Stillwater said: "We have prioritised the health and safety of our employees as we have worked diligently to remediate the effects of the attack and normalise our operations. We are pleased to have largely secured the sustainability and integrity of our systems and continue to work closely with our customers and suppliers to mitigate any potential business interruptions that may occur in the short term. We wish to thank all our partners and advisors for their commitment and combined efforts, which have contributed to this outcome."

Further updates will be provided as necessary.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.